Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

424(b)(5)(1)

(Form Type)

Humana, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Debt	5.700% Senior Notes due 2026	457(r)	$500,000,000	100%	$500,000,000	0.00011020	$55,100

	Debt	5.500% Senior Notes due 2053	457(r)	$750,000,000	100%	$750,000,000	0.00011020	$82,650

Fees Previously Paid	—	—	—	—	—	—		—

Carry Forward Securities

Carry Forward Securities	—	—	—	—		—

	Total Offering Amounts					$1,250,000,000		$137,750

	Total Fees Previously Paid							$0.00

	Total Fee Offsets							$0.00

	Net Fee Due							$137,750

(1)	Final prospectus supplement.